Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2024
____________________________________________________________________________________________________

1

BOARD OF DIRECTORS

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2024 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34). The accounting principles applied are consistent with those used for the preparation of the consolidated financial statements of Ferrari N.V. for the year ended December 31, 2023 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2024” in the notes to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
Statements contained in this Interim Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our low volume and controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•changes in general economic conditions (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas and the related issues regarding transit in the Suez canal;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•the ability of our current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•our continued compliance with customs regulations of various jurisdictions;

•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2024	2023
	(€ million, except per share data)
Net revenues	1,585	1,429
Operating profit (EBIT)	442	385
Profit before taxes	440	381
Net profit	352	297
Net profit attributable to:
Owners of the parent	351	296
Non-controlling interests	1	1
Basic earnings per common share (in Euro) (1)	1.95	1.63
Diluted earnings per common share (in Euro) (1)	1.95	1.62
____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31, 2024	At December 31, 2023
	(€ million)
Cash and cash equivalents	1,366	1,122
Receivables from financing activities	1,502	1,451
Total assets	8,648	8,051
Debt	2,623	2,477
Total equity	3,280	3,071
Equity attributable to owners of the parent	3,275	3,061
Non-controlling interests	5	10
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	180,116	180,418

Other Statistical Information
Shipments (1)

	For the three months ended March 31,
	2024	%	2023	%
	(Number of cars and % of total cars)
EMEA
Germany	388	10.9%	361	10.1%
Italy	231	6.5%	229	6.4%
UK	221	6.2%	205	5.7%
France	134	3.8%	129	3.6%
Switzerland	127	3.6%	141	4.0%
Middle East (2)	110	3.1%	101	2.8%
Other EMEA (3)	362	10.1%	368	10.4%
Total EMEA	1,573	44.2%	1,534	43.0%
Americas (4)	997	28.0%	962	27.0%
of which United States of America	850	23.9%	830	23.3%
Mainland China, Hong Kong and Taiwan	317	8.9%	396	11.1%
of which Mainland China	243	6.8%	323	9.1%
Rest of APAC (5)	673	18.9%	675	18.9%
Total	3,560	100.0%	3,567	100.0%
_____________________________
(1)    Excluding strictly limited racing cars (such as the XX Programme, and the 499P Modificata), one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2024	2023
Average number of employees for the period	5,204	4,961

Highlights of the three months ended March 31, 2024
Highlights during the three months ended March 31, 2024 included the following:
•Ferrari announced that Lewis Hamilton will be joining Scuderia Ferrari in 2025, on a multi-year contract.
•Ferrari and SK On, a leading global electric vehicle battery manufacturer, signed a Memorandum of Understandings to renew the on-going technological collaboration and share valuable insights to continue to lead innovation in cell technology.

Results of Operations
Three months ended March 31, 2024 compared to three months ended March 31, 2023
    The following is a discussion of the results of operations for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2024	Percentage of net revenues	2023	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,585	100.0%	1,429	100.0%
Cost of sales	782	49.3%	711	49.8%
Selling, general and administrative costs	124	7.8%	114	8.0%
Research and development costs	231	14.6%	214	15.0%
Other expenses, net	7	0.5%	6	0.4%
Result from investments	1	0.1%	1	0.1%
Operating profit (EBIT)	442	27.9%	385	26.9%
Financial income	32	2.0%	35	2.4%
Financial expenses	34	2.1%	39	2.7%
Financial expenses, net	2	0.1%	4	0.3%
Profit before taxes	440	27.8%	381	26.6%
Income tax expense	88	5.6%	84	5.8%
Net profit	352	22.2%	297	20.8%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Cars and spare parts (1)	1,382	87.2%	1,241	86.8%	141	11.4%
Sponsorship, commercial and brand (2)	145	9.1%	130	9.1%	15	11.6%
Other (3)	58	3.7%	58	4.1%	—	(0.7%)
Total net revenues	1,585	100.0%	1,429	100.0%	156	10.9%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and in the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €33 million for the three months ended March 31, 2023 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.

    Net revenues for the three months ended March 31, 2024 were €1,585 million, an increase of €156 million, or 10.9 percent (an increase of 12.8 percent on a constant currency basis), from €1,429 million for the three months ended March 31, 2023.

The change in net revenues was attributable to (i) a €141 million increase in cars and spare parts and (ii) a €15 million increase in sponsorship, commercial and brand.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,382 million for the three months ended March 31, 2024, an increase of €141 million or 11.4 percent, compared to €1,241 million for the three months ended March 31, 2023.

    The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as the contribution from personalizations. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the depreciation of the Chinese Yuan, the Japanese Yen and the U.S. Dollar compared to the Euro.

Total shipments of 3,560 cars in the first quarter of 2024 were substantially in line with 3,567 cars in the first quarter of 2023. The product portfolio in the quarter included nine internal combustion engine (ICE) models and four hybrid engine models, which represented 54 percent and 46 percent of total shipments, respectively. Shipments during the quarter were driven by the 296 family and the Purosangue, as well as the Roma Spider, which was in ramp up phase, while the 812 GTS and SF90 Stradale were approaching the end of their lifecycles and the Portofino M was phased out. Shipments of the Daytona SP3 increased in line with our delivery plans.

The €141 million increase in net revenues from cars and spare parts was composed of: (i) a €71 million increase in EMEA, (ii) a €69 million increase in Americas, and (iii) an €11 million increase in APAC, partially offset by (iv) an €10 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects deliberate volume and product allocation in different markets.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €145 million for the three months ended March 31, 2024, an increase of €15 million or 11.6 percent, compared to €130 million for the three months ended March 31, 2023, primarily attributable to new sponsorships, partially offset by a lower Formula 1 ranking in 2023 compared to 2022.

Other

    Other net revenues were €58 million for both the three months ended March 31, 2024 and 2023, with higher revenues from financial services activities substantially offset by lower revenues from engines as a result of the expiration of the contract with Maserati in December 2023.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Cost of sales	782	49.3%	711	49.8%	71	9.9%

    Cost of sales for the three months ended March 31, 2024 was €782 million, an increase of €71 million or 9.9 percent, compared to €711 million for the three months ended March 31, 2023. As a percentage of net revenues, cost of sales was 49.3 percent for the three months ended March 31, 2024 compared to 49.8 percent for the three months ended March 31, 2023.
    The increase of €71 million in cost of sales was primarily attributable to a change in product mix, partially offset by lower car volumes, fewer engines to Maserati and a positive foreign currency exchange impact, as well as a partial release of previously recognized car environmental provisions in the United States of America.

Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Selling, general and administrative costs	124	7.8%	114	8.0%	10	8.7%
    Selling, general and administrative costs for the three months ended March 31, 2024 were €124 million, an increase of €10 million or 8.7 percent, compared to €114 million for the three months ended March 31, 2023. As a percentage of net revenues, selling, general and administrative costs were 7.8 percent for the three months ended March 31, 2024 compared to 8.0 percent for the three months ended March 31, 2023.

    The increase of €10 million in selling, general and administrative costs mainly reflects continuing initiatives for digital infrastructure and organizational development.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Research and development costs expensed during the period	146	9.3%	136	9.5%	10	7.7%
Amortization of capitalized development costs	85	5.3%	78	5.5%	7	8.3%
Research and development costs	231	14.6%	214	15.0%	17	8.0%

    Research and development costs for the three months ended March 31, 2024 were €231 million, an increase of €17 million or 8.0 percent, compared to €214 million for the three months ended March 31, 2023. As a percentage of net revenues, research and development costs were 14.6 percent for the three months ended March 31, 2024 compared to 15.0 percent for the three months ended March 31, 2023.

The increase of €17 million in research and development costs was primarily attributable to an increase in research and development costs expensed of €10 million in line with our strategy to innovate and broaden our product portfolio, as well as an increase in amortization of capitalized development costs of €7 million.

Operating profit (EBIT)

	For the three months ended March 31,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Operating profit (EBIT)	442	27.9%	385	26.9%	57	14.8%

    Operating profit (EBIT) for the three months ended March 31, 2024 was €442 million, an increase of €57 million or 14.8 percent, compared to €385 million for the three months ended March 31, 2023. As a percentage of net revenues, operating profit (EBIT) increased to 27.9 percent for the three months ended March 31, 2024 compared to 26.9 percent for the three months ended March 31, 2023.

The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) negative volume impact of €8 million reflecting lower shipments, (ii) €123 million of positive product mix, sustained by the Daytona SP3, as well as the increased contribution from personalizations and positive country mix driven by the Americas, (iii) negative contribution of €17 million from research and development costs, (iv) negative contribution of €10 million from selling, general and administrative costs, (v) negative contribution of €8 million from other supporting activities, and (vi) negative foreign currency exchange impact of €23 million (including foreign currency hedging instruments).

Financial expenses, net

	For the three months ended March 31,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
	(€ million, except percentages)
Financial income	32	35	(3)	(6.6%)
Financial expenses	34	39	(5)	(12.3%)
Financial expenses, net	2	4	(2)	(57.7%)

Financial expenses, net for the three months ended March 31, 2024 was €2 million, a decrease of €2 million or 57.7 percent, compared to €4 million for the three months ended March 31, 2023, mainly attributable to higher interest on cash and cash equivalents held by the Group.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
	(€ million, except percentages)
Income tax expense	88	84	4	5.1%
Income tax expense for the three months ended March 31, 2024 was €88 million, an increase of €4 million or 5.1 percent, compared to €84 million for the three months ended March 31, 2023.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the three months ended March 31, 2024 and 2023 benefited from the application of the Patent Box tax regime.

    The effective tax rate was 20.0 percent for the three months ended March 31, 2024 and 22.0 percent for the three months ended March 31, 2023. The change in the effective tax rate is mainly impacted by the aforementioned Patent Box tax regime.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the enrichment of our product portfolio with hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. At our Capital Markets Day held on June 16, 2022, we announced a new multi-year share repurchase program of approximately €2 billion that is expected to be executed by 2026, as well as an increase in our expected dividend payout ratio from 30 percent to 35 percent of Adjusted Net Income starting in 2022.

We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our liquidity requirements. See the “Net (Debt)/Cash and Net Industrial (Debt)/Cash” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and add hybrid and electric powertrains to our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new e-building, which is expected to be inaugurated in June 2024 and will be used primarily for the production of BEVs and related electrical and electronic components for our products, as well as the paint shop.

The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. Our income tax expense and tax payments for the three months ended March 31, 2024 and 2023 benefited from applying the Patent Box tax regime in Italy.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2024 and 2023. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2024	2023
	(€ million)
Cash and cash equivalents at beginning of the period	1,122	1,389
Cash flows from operating activities	505	393
Cash flows used in investing activities	(194)	(149)
Cash flows used in financing activities	(67)	(189)
Translation exchange differences	—	(3)
Total change in cash and cash equivalents	244	52
Cash and cash equivalents at end of the period	1,366	1,441

For the three months ended March 31, 2024 cash and cash equivalents held by the Group increased by €244 million compared to an increase of €52 million for the three months ended March 31, 2023. The difference in the net change in cash and cash equivalents of positive €192 million was primarily attributable to the combined effects of:
(i)an increase in cash flows from operating activities of €112 million, driven by (i) an increase in net profit excluding non-cash items of €68 million and (ii) an increase from other operating assets and liabilities of €16 million, and

(ii)a decrease in cash flows used in financing activities of €122 million, driven by (i) a decrease in repayments of debt of €355 million, partially offset by (ii) a decrease in proceeds from debt of €194 million and an increase in share repurchases of €39 million;

partially offset by

(iii)an increase in cash flows used in investing activities of €45 million, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for product and infrastructure development.

    Operating Activities - Three Months Ended March 31, 2024

    Our cash flows from operating activities for the three months ended March 31, 2024 were €505 million, primarily the result of:

(i)net profit of €352 million, adjusted for €88 million of income tax expense, €163 million for depreciation and amortization expense, €2 million of financial expenses, net, and net other non-cash expenses of €38 million (including provisions accrued), and

(ii)€78 million of cash generated from the change in other operating assets and liabilities, primarily driven by Formula 1 activities;

partially offset by:

(i)€184 million of cash absorbed from inventories, trade receivables and trade payables, attributable to trade receivables for €104 million driven by higher car volumes in the first quarter of 2024 compared to the fourth quarter of 2023, as well as enriched product mix, inventories for €52 million driven by production planning and an enriched product mix, and trade payables for €28 million;

(ii)€19 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio due to volume growth;

(iii)€6 million of net finance costs paid, and

(iv)€7 million of income taxes paid.

    Operating Activities - Three Months Ended March 31, 2023

    Our cash flows from operating activities for the three months ended March 31, 2023 were €393 million, primarily the result of:

(i)net profit of €297 million, adjusted for €84 million of income tax expense, €152 million for depreciation and amortization expense, €4 million of financial expenses, net, and net other non-cash expenses of €32 million (including provisions accrued), and

(ii)€62 million of cash generated from the change in other operating assets and liabilities, primarily driven by Formula 1 activities.

partially offset by:

(i)€191 million of cash absorbed from inventories, trade receivables and trade payables, attributable to inventories for €101 million driven by higher volumes, trade receivables for €54 million driven by higher volumes and sponsorship agreements, and trade payables for €36 million;

(ii)€28 million related to cash absorbed by receivables from financing activities;

(iii)€15 million of net finance costs paid, and

(iv)€4 million of income taxes paid.

    Investing Activities - Three Months Ended March 31, 2024
    For the three months ended March 31, 2024 our net cash used in investing activities was €194 million, primarily attributable to capital expenditures of (i) €113 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €82 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “Capital Expenditures” below.

    Investing Activities - Three Months Ended March 31, 2023

    For the three months ended March 31, 2023 our net cash used in investing activities was €149 million, primarily attributable to capital expenditures of (i) €108 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €42 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment see “Capital Expenditures” below.

    Financing Activities - Three Months Ended March 31, 2024

    For the three months ended March 31, 2024, net cash used in financing activities was €67 million, primarily the result of:

(i)€136 million to repurchase common shares under the Company’s share repurchase program (including the Sell-to-Cover practice under the Group’s equity incentive plans);
(ii)€31 million for repayments of borrowings from banks and other financial institutions;
(iii)€17 million for repayments of lease liabilities and other debt, and
(iv)€13 million for repayments related to our revolving securitization programs in the United States.
partially offset by:

(i)€75 million in proceeds from new bank borrowings;

(ii)€36 million in proceeds related to our revolving securitization programs in the United States, and

(iii)€19 million in proceeds from other debt.

Financing Activities - Three Months Ended March 31, 2023

    For the three months ended March 31, 2023 net cash used in financing activities was €189 million, primarily the result of:

(i)€385 million for the full repayment of a bond previously issued in 2016;

(ii)€97 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the Group’s equity incentive plans), and

(iii)€10 million for repayments of lease liabilities and other debt.

partially offset by:

(i)€250 million in proceeds from new bank borrowings, and

(ii)€53 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the three months ended March 31, 2024 and 2023 were €243 million and €165 million, respectively.

    The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2024 and 2023:

	For the three months ended March 31,
	2024	2023
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	109	103
Patents, concessions and licenses	2	3
Other intangible assets	2	2
Total intangible assets	113	108
Property, plant and equipment
Land and industrial buildings	17	13
Plant, machinery and equipment	10	13
Other assets	37	5
Advances and assets under construction	66	26
Total property, plant and equipment	130	57
Total capital expenditures	243	165
Intangible assets

    Our total capital expenditures in intangible assets were €113 million for the three months ended March 31, 2024 (€108 million for the three months ended March 31, 2023).

The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including electric), as well as the development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.
    For the three months ended March 31, 2024 we invested €109 million in externally acquired and internally generated development costs, of which €77 million related to the development of models to be launched in future years and €32 million primarily related to the development of our current product portfolio and components.

    For the three months ended March 31, 2023 we invested €103 million in externally acquired and internally generated development costs, of which €78 million related to the development of models to be launched in future years and €25 million primarily related to the development of our current product portfolio and components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment for the three months ended March 31, 2024 and 2023 were €130 million and €57 million, respectively, of which €49 million and €15 million related to right-of-use assets, respectively.

    For the three months ended March 31, 2024 and 2023, we made significant investments in infrastructure in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments:

•for the ongoing construction of our e-building (the main driver of the increase in advanced and assets under construction), which will be used for the production of battery electric vehicles (BEVs) and related components. The e-building is expected to be inaugurated in June 2024;
•in car and engine production lines (including for models to be launched in future years), as well as in our personalization programs, and
•the new paint shop (in the first quarter of 2024 only).

    At March 31, 2024, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €219 million (€115 million at December 31, 2023). The increase in contractual commitments reflects the aforementioned period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and enrich our product portfolio with hybrid and electric powertrains, as well as make investments in infrastructure projects.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures which present how the underlying business has performed prior to the impact of adjusting items, which may obscure the underlying performance and impair comparability of results between periods. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.
In particular, we present the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net (Debt)/Cash, Net Industrial (Debt)/Cash, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis.
While similar measures are widely used in the industry in which we operate, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA

    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and 2023, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended March 31,
	2024	2023
	(€ million)
Net profit	352	297
Income tax expense	88	84
Financial expenses, net	2	4
Operating profit (EBIT)	442	385
Amortization and depreciation	163	152
EBITDA	605	537
Adjustments	—	—
Adjusted EBITDA	605	537
Adjusted Operating Profit (Adjusted EBIT)
    Adjusted Operating Profit (Adjusted EBIT) represents operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the three months ended March 31, 2024 and 2023. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the three months ended March 31,
	2024	2023
	(€ million)
Operating profit (EBIT)	442	385
Adjustments	—	—
Adjusted Operating Profit (Adjusted EBIT)	442	385
Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents net profit and Adjusted Net Profit for the three months ended March 31, 2024 and 2023. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended March 31,
	2024	2023
	(€ million)
Net profit	352	297
Adjustments	—	—
Adjusted Net Profit	352	297
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three months ended March 31, 2024 and 2023. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended March 31,
		2024	2023
Net profit attributable to owners of the Company	€ million	351	296
Weighted average number of common shares for basic earnings per share	thousand	180,250	181,783
Basic earnings per common share	€	1.95	1.63
Adjustments	€	—	—
Adjusted Basic Earnings per Common Share	€	1.95	1.63

Weighted average number of common shares (1) for diluted earnings per share	thousand	180,527	182,069
Diluted earnings per common share	€	1.95	1.62
Adjustments	€	—	—
Adjusted Diluted Earnings per Common Share	€	1.95	1.62

_____________________________
(1)For three months ended March 31, 2024 and 2023 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net (Debt)/Cash and Net Industrial (Debt)/Cash
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial (Debt)/Cash, together with Net (Debt)/Cash, are the primary measures used by us to analyze our capital structure and financial leverage.

•Net (Debt)/Cash is defined as debt less cash and cash equivalents and is composed of Net Industrial (Debt)/Cash and Net (Debt)/Cash of Financial Services Activities, which are both defined below.

•Net Industrial (Debt)/Cash is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial (Debt)/Cash represents our Net (Debt)/Cash less our Net (Debt)/Cash of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net (Debt)/Cash of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

The following table sets presents our Net (Debt)/Cash, Net (Debt)/Cash of Financial Services Activities and Net Industrial (Debt)/Cash at March 31, 2024 and December 31, 2023.

	At March 31, 2024			At December 31, 2023
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Asset-backed financing (Securitizations)	(1,216)	(1,216)	—	(1,166)	(1,166)	—
Bonds and notes	(905)	—	(905)	(904)	—	(904)
Borrowings from banks and other financial institutions	(336)	(75)	(261)	(291)	(73)	(218)
Lease liabilities	(117)	—	(117)	(73)	—	(73)
Other debt	(49)	(36)	(13)	(43)	(42)	(1)
Total debt with third parties	(2,623)	(1,327)	(1,296)	(2,477)	(1,281)	(1,196)

Intercompany (1)	—	(2)	2	—	(9)	9
Total debt, net of intercompany	(2,623)	(1,329)	(1,294)	(2,477)	(1,290)	(1,187)

Cash and cash equivalents	1,366	34	1,332	1,122	34	1,088

Net (Debt)/Cash	(1,257)	(1,295)	38	(1,355)	(1,256)	(99)
______________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.

For additional information relating to our total debt, see Note 23 “Debt” to the Interim Consolidated Financial Statements included elsewhere in this document.

    The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. The latter amounted to €1,502 million at March 31, 2024 and €1,451 million at December 31, 2023. For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents
    Cash and cash equivalents amounted to €1,366 million at March 31, 2024 compared to €1,122 million at December 31, 2023.

    At March 31, 2024, 83 percent of our cash and cash equivalents were denominated in Euro (80 percent at December 31, 2023). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €102 million at March 31, 2024 (€81 million at December 31, 2023), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31, 2024	At December 31, 2023
	(€ million)
Euro	1,134	895
Chinese Yuan	101	81
U.S. Dollar	84	97
Japanese Yen	18	5
Other currencies	29	44
Total	1,366	1,122

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €32 million at March 31, 2024 (€32 million at December 31, 2023).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2024 was €1,966 million (€1,722 million at December 31, 2023).

    The following table summarizes our total available liquidity:

	At March 31, 2024	At December 31, 2023
	(€ million)
Cash and cash equivalents	1,366	1,122
Undrawn committed credit lines	600	600
Total available liquidity	1,966	1,722

    The undrawn committed credit lines at March 31, 2024 and December 31, 2023 relate to revolving credit facilities. For further details, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities. The Group’s financial services activities relate only to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period.

The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the three months ended March 31, 2024 and 2023.

	For the three months ended March 31,
	2024			2023
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in)(1) operating activities	505	(11)	516	393	(21)	414
Investments in property, plant and equipment, intangible assets and joint ventures	(195)	—	(195)	(150)	—	(150)
Free Cash Flow	310	(11)	321	243	(21)	264
____________________________
(1)For the three months ended March 31, 2024 and 2023, cash flows used in operating activities of financial services activities mainly reflects the outflows derived from the increase in the financial receivables portfolio (receivables from financing activities in the interim condensed consolidated statement of financial position) of €18.7 million and €27.6 million, respectively.

    Free Cash Flow for the three months ended March 31, 2024 was €310 million compared to €243 million for the three months ended March 31, 2023. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the three months ended March 31, 2024 was €321 million compared to €264 million for the three months ended March 31, 2023. The increase in Free Cash Flow from Industrial Activities of €57 million was primarily attributable to (i) an increase in net profit excluding non-cash items of €68 million and (ii) an increase from other operating assets and liabilities of €16 million, partially offset by (iii) an increase in cash flows used in investing activities of €45 million, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for product and infrastructure development.

Constant Currency Information
The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors
We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2023 filed with the AFM and the SEC on February 22, 2024. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook
2024 guidance confirmed, based on the following assumptions for the year:

•Positive product and country mix, along with strong personalizations
•Racing activities impacted by lower Formula 1 ranking in 2023 despite higher number of races in the 2024 calendar
•Lifestyle activities expected to increase top line contribution while investing to accelerate development
•Cost inflation to persist
•Continuous brand investments
•Robust Industrial free cash flow generation, partially offset by increased capital expenditures and higher tax payment

(€B, unless otherwise stated)	2023A	2024 GUIDANCE
NET REVENUES	6	>6.4
ADJ. OPERATING PROFIT (ADJ. EBIT) (margin %)	1.62 27.1%	≥1.77 ≥27%
ADJ. DILUTED EPS (€)	6.90 (1)	≥7.50 (1)
ADJ. EBITDA (margin %)	2.28 38.2%	≥2.45 ≥38%
INDUSTRIAL FCF	0.93	>0.9
_____________________________
(1)    Calculated using the weighted average diluted number of common shares at December 31, 2023 (181,511 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2024
(UNAUDITED)

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2024 and 2023
(Unaudited)

		For the three months ended March 31,
	Note	2024	2023
		(€ thousand)
Net revenues	6	1,584,629	1,429,006
Cost of sales	7	781,633	711,036
Selling, general and administrative costs	8	123,974	114,067
Research and development costs	9	231,142	214,092
Other expenses, net	10	7,322	6,462
Result from investments		1,516	1,570
Operating profit (EBIT)		442,074	384,919
Financial income	11	32,086	34,371
Financial expenses	11	33,892	38,638
Financial expenses, net	11	1,806	4,267
Profit before taxes		440,268	380,652
Income tax expense	12	88,054	83,743
Net profit		352,214	296,909
Net profit attributable to:
Owners of the parent		351,374	295,532
Non-controlling interests		840	1,377

Basic earnings per common share (in €)	13	1.95	1.63
Diluted earnings per common share (in €)	13	1.95	1.62

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2024 and 2023
(Unaudited)

		For the three months ended March 31,
	Note	2024	2023
		(€ thousand)
Net profit		352,214	296,909
(Losses)/Gains on cash flow hedging instruments	20	(15,356)	10,712
Exchange differences on translating foreign operations	20	3,989	(3,757)
Related tax impact	20	4,145	(3,271)
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)	20	(7,222)	3,684
Total comprehensive income		344,992	300,593
Total comprehensive income attributable to:
Owners of the parent		344,102	299,303
Non-controlling interests		890	1,290

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2024 and at December 31, 2023
(Unaudited)

	Note	At March 31, 2024	At December 31, 2023
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,436,633	1,419,699
Property, plant and equipment	15	1,632,616	1,575,200
Investments and other financial assets	16	69,231	67,671
Deferred tax assets		221,888	217,553
Total non-current assets		4,145,550	4,065,305
Inventories	17	992,959	948,514
Trade receivables	18	364,842	261,380
Receivables from financing activities	18	1,501,569	1,451,158
Tax receivables	18	12,935	11,616
Other current assets	18	203,657	130,228
Current financial assets	19	60,145	61,130
Cash and cash equivalents	29	1,366,223	1,121,981
Total current assets		4,502,330	3,986,007
Total assets		8,647,880	8,051,312

Equity and liabilities
Equity attributable to owners of the parent		3,274,583	3,060,888
Non-controlling interests		5,836	9,734
Total equity	20	3,280,419	3,070,622

Employee benefits		111,497	123,045
Provisions	22	189,679	187,276
Deferred tax liabilities		126,945	136,846
Debt	23	2,622,786	2,477,186
Other liabilities	24	1,216,805	1,022,967
Other financial liabilities	19	21,558	13,539
Trade payables	25	902,324	930,560
Tax payables		175,867	89,271
Total equity and liabilities		8,647,880	8,051,312

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2024 and 2023
(Unaudited)

		For the three months ended March 31,
	Note	2024	2023
		(€ thousand)
Cash and cash equivalents at beginning of the period	29	1,121,981	1,388,901

Cash flows from operating activities:
Net profit		352,214	296,909
Income tax expense	12	88,054	83,743
Amortization and depreciation	14, 15	162,804	151,843
Provision accruals	22	13,800	17,334
Result from investments	16	(1,516)	(1,570)
Financial income	11	(32,086)	(34,371)
Finance expenses	11	33,892	38,638
Other non-cash expenses, net	29	25,237	15,923
Change in inventories	17	(52,311)	(100,856)
Change in trade receivables	18	(104,171)	(54,238)
Change in trade payables	25	(27,487)	(35,528)
Change in receivables from financing activities	26	(18,662)	(27,580)
Change in other operating assets and liabilities		77,617	62,071
Finance income received		11,317	5,888
Finance costs paid		(16,974)	(21,145)
Income tax paid	12	(7,027)	(3,517)
Total cash flows from operating activities		504,701	393,544

Cash flows used in investing activities:
Investments in property, plant and equipment	15	(81,826)	(41,616)
Investments in intangible assets	14	(112,754)	(108,392)
Proceeds from the sale of property, plant and equipment and intangible assets	14, 15	27	1,121
Proceeds from the sale of securities		463	—
Total cash flows used in investing activities		(194,090)	(148,887)

Cash flows used in financing activities:
Proceeds from borrowings from banks and other financial institutions	23	75,000	250,000
Repayments of borrowings from banks and other financial institutions	23	(30,833)	—
Proceeds from securitizations	23	36,144	64,805
Repayments of securitizations	23	(13,053)	(11,617)
Proceeds from other debt	23	18,752	8,959
Repayments of other debt	23	(13,217)	(15,850)
Repayments of lease liabilities	23	(3,889)	(4,251)
Repayments of bonds and notes	23	—	(384,605)
Share repurchases	20	(136,317)	(96,765)
Total cash flows used in financing activities		(67,413)	(189,324)

Translation exchange differences		1,044	(3,097)

Total change in cash and cash equivalents	29	244,242	52,236
Cash and cash equivalents at end of the period		1,366,223	1,441,137

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2024 and 2023
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	295,532	—	—	—	295,532	1,377	296,909
Other comprehensive income/(loss)	—	—	7,441	(3,670)	—	3,771	(87)	3,684
Dividends	—		—	—	—	—	(4,890)	(4,890)
Share repurchases	—	(96,765)	—	—	—	(96,765)	—	(96,765)
Share-based compensation	—	6,100	—	—	—	6,100	—	6,100
At March 31, 2023	2,573	2,704,638	53,674	48,948	(8,338)	2,801,495	6,030	2,807,525

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622
Net profit	—	351,374	—	—	—	351,374	840	352,214
Other comprehensive (loss)/income	—	—	(11,211)	3,939	—	(7,272)	50	(7,222)
Dividends	—	—	—	—	—	—	(4,788)	(4,788)
Share repurchases	—	(136,317)	—	—	—	(136,317)	—	(136,317)
Share-based compensation	—	5,910	—	—	—	5,910	—	5,910
At March 31, 2024	2,573	3,214,389	15,141	50,649	(8,169)	3,274,583	5,836	3,280,419

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 179 authorized dealers operating 197 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 14 Ferrari-owned directly operated stores and 2 franchised stores (as of March 31, 2024), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 7, 2024, and have been prepared in compliance with IAS 34 — Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2023 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2023, except as described in the section “New standards and amendments effective from January 1, 2024”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates and judgments” in the Note 2 “Material accounting policies” of the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New standards and amendments effective from January 1, 2024
The following new standards and amendments effective from January 1, 2024 were adopted by the Group.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. There was no effect from the adoption of these amendments.

In September 2022 the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. There was no effect from the adoption of these amendments.

In October 2022 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. These amendments are effective on or after January 1, 2024. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2025 or subsequent years are listed below:

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in this Interim Report.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2023.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2024		2023
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.0858	1.0811	1.0721	1.0875	1.1050
Pound Sterling	0.8563	0.8551	0.8832	0.8792	0.8691
Swiss Franc	0.9491	0.9766	0.9923	0.9968	0.9260
Japanese Yen	161.1500	163.4500	141.8713	144.8300	156.3300
Chinese Yuan	7.8048	7.8144	7.3367	7.4763	7.8509
Australian Dollar	1.6511	1.6607	1.5688	1.6268	1.6263
Canadian Dollar	1.4639	1.4672	1.4507	1.4737	1.4642
Singapore Dollar	1.4552	1.4587	1.4293	1.4464	1.4591
Hong Kong Dollar	8.4912	8.4594	8.4035	8.5367	8.6314

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
    Net revenues are as follows:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Revenues from:
Cars and spare parts	1,382,424	1,241,481
Sponsorship, commercial and brand	144,836	129,750
Other (*)	57,369	57,775
Total net revenues	1,584,629	1,429,006
_____________________________
(*)     Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €33 million for the three months ended March 31, 2023 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.

    Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as, net revenues generated from the sale of engines to other Formula 1 racing teams and from the sale of engines to Maserati, whose contract expired in December 2023. Interest and other financial income from financial services activities included within other net revenues for the three months ended March 31, 2024 and 2023 amounted to €28,924 thousand and €21,637 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended March 31, 2024 and 2023 amounted to €781,633 thousand and €711,036 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs and warranty and product-related costs, as well as costs related to engines rented to other Formula 1 racing teams and costs related to engines sold to Maserati.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2024 and 2023 amounted to €17,883 thousand and €12,859 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Selling costs	65,408	60,491
General and administrative costs	58,566	53,576
Total selling, general and administrative costs	123,974	114,067

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events (including the use of digital solutions), as well as indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    General and administrative costs consist mainly of administration and other general expenses that are not directly attributable to manufacturing, sales or research and development activities, including for personnel and the continuous development of the Group’s digital infrastructure.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Research and development costs expensed during the period	146,451	135,924
Amortization of capitalized development costs	84,691	78,168
Total research and development costs	231,142	214,092
    Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to innovation and advanced technologies, including hybrid and electric.

10. OTHER EXPENSES, NET
Other expenses, net are as follows:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Other expenses	9,566	7,636
Other income	(2,244)	(1,174)
Total other expenses, net	7,322	6,462

Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
11. FINANCIAL EXPENSES AND FINANCIAL INCOME
Financial expenses and financial income are as follows:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Foreign exchange gains	20,264	25,904
Interest income	6,958	3,558
Other financial income	4,864	4,909
Financial income	32,086	34,371
Foreign exchange losses	24,938	30,227
Interest expenses	8,786	8,256
Other financial expenses	168	155
Financial expenses	33,892	38,638
Financial expenses, net	1,806	4,267
Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents.
Interest and other financial income, and interest expenses and other financial charges, from financial services activities are recognized within net revenues and cost of sales, respectively.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Current tax expense	97,678	93,662
Deferred tax benefit	(9,624)	(9,919)
Total income tax expense	88,054	83,743
    Income tax expense amounted to €88,054 thousand for the three months ended March 31, 2024 compared to €83,743 thousand for the three months ended March 31, 2023.

Income taxes for the three months ended March 31, 2024 and 2023 benefited from the application of the Patent Box tax regime in Italy.
The effective tax rate was 20.0 percent for the three months ended March 31, 2024 and 22.0 percent for the three months ended March 31, 2023.
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) for the three months ended March 31, 2024 and 2023 amounted to €12,839 thousand and €12,556 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2024 and 2023, respectively.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim condensed consolidated statement of financial position when a legally enforceable right to offset exists.

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for three months ended March 31, 2024 and 2023:

		For the three months ended March 31,
		2024	2023
Profit attributable to owners of the Company	€ thousand	351,374	295,532
Weighted average number of common shares for basic earnings per share	thousand	180,250	181,783
Basic earnings per share	€	1.95	1.63

    Diluted earnings per share
    For the three months ended March 31, 2024 and 2023, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details on the equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2024 and 2023:

		For the three months ended March 31,
		2024	2023
Profit attributable to owners of the Company	€ thousand	351,374	295,532
Weighted average number of common shares for diluted earnings per share	thousand	180,527	182,069
Diluted earnings per share	€	1.95	1.62

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the three months ended March 31,
Number of shares	2024	2023
Weighted average number of common shares for basic earnings per share	180,250	181,783
Adjustments for calculation of diluted earnings per share:	—	—
Share-based compensation	277	286
Weighted average number of common shares for diluted earnings per share	180,527	182,069

14. INTANGIBLE ASSETS
The following table summarizes the changes in the carrying amount of intangible assets for the three months ended March 31, 2024:

	Balance at December 31, 2023	Additions	Divestitures	Amortization	Translation differences and other movements	Balance at March 31, 2024
	(€ thousand)
Intangible assets	1,419,699	112,754	—	(90,813)	(5,007)	1,436,633

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Additions of €112,754 thousand primarily related to externally acquired and internally generated development costs to support the development of the Group’s existing and future models.

15. PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the changes in the carrying amount of property, plant and equipment for the three months ended March 31, 2024:

	Balance at December 31, 2023	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at March 31, 2024
	(€ thousand)
Property, plant and equipment	1,575,200	130,513	(1,338)	(71,991)	232	1,632,616
    At March 31, 2024 property plant and equipment included €110,722 thousand of right-of-use assets (€68,255 thousand at December 31, 2023).

The following table summarizes the changes in the carrying amount of right-of-use assets for the three months ended March 31, 2024:

	Balance at December 31, 2023	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at March 31, 2024
	(€ thousand)
Right-of-use assets	68,255	48,687	(531)	(6,034)	345	110,722

Additions of €48,687 thousand primarily related to new Ferrari stores. For the three months ended March 31, 2024 depreciation of right-of use assets amounted to €6,034 thousand and interest expense on lease liabilities amounted to €1,078 thousand (€4,571 thousand and €390 thousand respectively for the three months ended March 31, 2023).

At March 31, 2024 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €219,430 thousand (€115,330 thousand at December 31, 2023). The increase in contractual commitments reflects investments to broaden the Group’s car architectures, prioritize innovation and advanced technologies, and add hybrid and electric powertrains to the product portfolio, as well as for infrastructure projects.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Investments accounted for using the equity method	56,716	55,200
Other securities and financial assets	12,515	12,471
Total investments and other financial assets	69,231	67,671

Investments accounted for using the equity method
    Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a partnership with CA Auto Bank S.p.A. (Crédit Agricole group) that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is at the early stage of its activities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at December 31, 2023	55,200
Proportionate share of net profit for the period from January 1, 2024 to March 31, 2024	1,516
Balance at March 31, 2024	56,716
Other securities and financial assets
    Other securities and financial assets primarily include shares (Series C Formula One Group Common Stock) of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €10,945 thousand at March 31, 2024 (€10,519 thousand at December 31, 2023) (the “Liberty Media Shares”).

17. INVENTORIES
Inventories are as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Raw materials	208,340	203,247
Semi-finished goods	235,729	229,791
Finished goods	548,890	515,476
Total inventories	992,959	948,514
The amount of inventory write-downs recognized as an expense within cost of sales was €7,104 thousand and €6,688 thousand for the three months ended March 31, 2024 and 2023, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

Current receivables and other current assets are as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Receivables from financing activities	1,501,569	1,451,158
Trade receivables	364,842	261,380
Current tax receivables	12,935	11,616
Other current assets	203,657	130,228
Total	2,083,003	1,854,382

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Client financing	1,501,569	1,451,158
Total	1,501,569	1,451,158
    Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets are as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Financial derivatives	49,406	55,562
Other financial assets	10,739	5,568
Current financial assets	60,145	61,130
    The following table provides the analysis of derivative assets and liabilities at March 31, 2024 and December 31, 2023.

	At March 31, 2024		At December 31, 2023
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign exchange derivatives	28,212	(15,625)	34,542	(10,170)
Interest rate caps	15,403	—	17,407	—
Commodities	—	—	—	(174)
Total cash flow hedges	43,615	(15,625)	51,949	(10,344)
Other foreign currency derivatives	5,791	(5,933)	3,613	(3,195)
Total	49,406	(21,558)	55,562	(13,539)

Foreign exchange derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

At March 31, 2024 and December 31, 2023, substantially all derivative financial instruments had a maturity of twelve months or less.

20. EQUITY
Share capital
    At March 31, 2024 and December 31, 2023 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At March 31, 2024, the Company had 13,807,372 common shares and 16,240 special voting shares held in treasury, while at December 31, 2023 the Company had 13,505,409 common shares and 16,240 special voting shares held in treasury. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. At March 31, 2024 and December 31, 2023 the Company held in treasury 5.37 percent and 5.26 percent of the total issued share capital of the Company, respectively (1).
_______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the three months ended March 31, 2024:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2023	180,418,090	63,332,872	243,750,962
Shares repurchased under share repurchase program (1)	(343,753)	—	(343,753)
Shares assigned under equity incentive plans (2)	41,790	—	41,790
Balance at March 31, 2024	180,116,127	63,332,872	243,448,999
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2024 and March 31, 2024 based on the transaction trade date, for a total consideration of €136,317 thousand (including transaction costs), including the shares purchased under Sell to Cover (as described below).
(2)On March 15, 2024, 76,979 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 15, 2024, the Company purchased 35,189 common shares, for a total consideration of €13,548 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction.

Other comprehensive income

    The following table presents other comprehensive income:

	For the three months ended March 31,
	2024	2023
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(7,884)	14,757
Reclassification of cash flow hedge reserves to the consolidated income statement	(7,472)	(4,045)
(Losses)/Gains on cash flow hedging instruments	(15,356)	10,712
Exchange differences on translating foreign operations arising during the period	3,989	(3,757)
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(11,367)	6,955
Related tax impact	4,145	(3,271)
Total other comprehensive (loss)/income, net of tax	(7,222)	3,684

Gains on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

The tax effects relating to other comprehensive income are as follows:

	For the three months ended March 31,
	2024			2023
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(15,356)	4,145	(11,211)	10,712	(3,271)	7,441
Exchange gains/(losses) on translating foreign operations	3,989	—	3,989	(3,757)	—	(3,757)
Total other comprehensive (loss)/income	(11,367)	4,145	(7,222)	6,955	(3,271)	3,684

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

21. SHARE-BASED COMPENSATION

Equity incentive plans

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), other members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2021-2023

In the first quarter of 2024, 41,338 2021-2023 PSU awards vested (representing 122 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 29,550 2021-2023 RSU awards vested upon achievement of the related service conditions As a result, 70,888 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2024. There are no further awards outstanding for the Equity Incentive Plan 2021-2023.

Equity Incentive Plan 2022-2024

The 2022-2024 PSU awards and 2022-2024 RSU awards under the Equity Incentive Plan 2022-2024 vest in 2025 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2023-2025

The PSU 2023-2025 awards and 2023-2025 RSU awards under the Equity Incentive Plan 2023-2025 vest in 2026 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2024-2026

Under a new Equity Incentive Plan 2024-2026 approved in 2024, the Company awarded approximately 40,885 2024-2026 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 15,401 2024-2026 RSUs to members of the FLT and other employees of the Group. The 2024-2026 PSUs and 2024-2026 RSUs cover the three-year performance and service periods from 2024 to 2026.

2024-2026 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the 2024-2026 PSUs vest based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below:

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The defined peer groups (including the Company) for the TSR Target is presented below:

Ferrari	Aston Martin	Burberry	Estee Lauder
Hermes	Kering	LVMH	Mercedes Benz Group AG
Moncler	Prada	Richemont

(ii)EBITDA Target - 40 percent of the 2024-2026 PSUs vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
(iii)ESG Target - 20 percent of the 2024-2026 PSUs vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emissions and 50 percent is based on the maintenance of the equal salary certification.
Each target is settled independently of the other targets. The awards vest in 2027 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2024-2026 RSU awards
The awards vest in 2027, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2024-2026 is summarized below.
Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2024-2026, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table:

Equity Incentive Plan 2024-2026
PSUs	€386.05
RSUs	€383.40
The fair value of the 2024-2026 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2024-2026 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2024-2026 are summarized below:

Equity Incentive Plan 2024-2026
Grant date share price	€390.50
Expected volatility	26.34%
Dividend yield	0.61%
Risk-free rate	3.00%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Broad-based employee share ownership plan
In November 2023 the Company announced that it would launch a broad-based employee share ownership plan under which each employee will be given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. For the year ended December 31, 2023, the Company recognized €10,222 thousand as share-based compensation expense and an increase to other reserves within equity in relation to the shares awarded under the broad-based employee share ownership plan. In April 2024, 23,375 share awards vested, following which 1,605 share awards remain outstanding and will vest in 2024.

Other share-based compensation

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. In 2023 6,838 share awards vested and 1,309 share awards were forfeited. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards

The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements:

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2023	154,379	73,245	63,699	291,323
Granted (1)	40,885	15,401	—	56,286
Vested (2)	(33,924)	(29,550)	—	(63,474)
Forfeited and other movements	—	—	(6,557)	(6,557)
Balance at March 31, 2024	161,340	59,096	57,142	277,578
____________________________________
(1)     Granted under the Equity Incentive Plan 2024-2026
(2)    Vested under the Equity Incentive Plan 2021-2023

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Share-based compensation expense

The following table presents the share based compensation expense recognized for the three months ended March 31, 2024 and 2023, as well as the unrecognized share-based compensation at March 31, 2024 and 2023.

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Equity incentive plans and other share-based awards	4,754	4,952
Commercial agreements with suppliers	1,156	1,148
Total share-based compensation expense	5,910	6,100

	At March 31,
	2024	2023
	(€ thousand)
Unrecognized share-based compensation expense	34,428	18,033

22. PROVISIONS
    Provisions are as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Warranty and recall campaigns provision	134,252	130,498
Legal proceedings and disputes	10,116	7,480
Environmental and other risks	45,311	49,298
Total provisions	189,679	187,276
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

    Movements in provisions are as follows:

	Balance at December 31, 2023	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at March 31, 2024
	(€ thousand)
Warranty and recall campaigns provision	130,498	16,481	(11,948)	(797)	18	134,252
Legal proceedings and disputes	7,480	2,722	(37)	(82)	33	10,116
Environmental and other risks	49,298	3,639	(254)	(8,163)	791	45,311
Total provisions	187,276	22,842	(12,239)	(9,042)	842	189,679

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
23. DEBT
The following table provides a breakdown of debt by nature and split between current and non-current:

	At March 31, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Asset-backed financing (Securitizations)	568,373	647,157	1,215,530	514,597	651,876	1,166,473
Bonds and notes	3,560	900,963	904,523	—	903,673	903,673
Borrowings from banks and other financial institutions	167,223	168,333	335,556	166,763	124,167	290,930
Lease liabilities	20,659	96,998	117,657	16,450	56,597	73,047
Other debt	49,520	—	49,520	43,063	—	43,063
Total debt	809,335	1,813,451	2,622,786	740,873	1,736,313	2,477,186
The following tables present the change in debt, indicating separately financing cash flows and other movements:

		Financing cash flows		Other movements
	Balance at December 31, 2023	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at March 31, 2024
	(€ thousand)
Asset-backed financing (Securitizations)	1,166,473	36,144	(13,053)	78	25,888	1,215,530
Bonds and notes	903,673	—	—	850	—	904,523
Borrowings from banks and other financial institutions	290,930	75,000	(30,833)	(1,160)	1,619	335,556
Lease liabilities	73,047	—	(3,889)	48,156	343	117,657
Other debt	43,063	18,752	(13,217)	—	922	49,520
Total debt	2,477,186	129,896	(60,992)	47,924	28,772	2,622,786
(*) Other movements in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Contractual undiscounted cash flows

	Contractual cash flows at December 31, 2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at March 31, 2024 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	596,388	589,603	76,010	—	1,262,001	1,215,530
Bonds and notes	11,714	461,882	9,900	458,865	942,361	904,523
Borrowings from banks and other financial institutions	176,007	178,507	—	—	354,514	335,556
Lease liabilities	22,922	20,103	45,891	42,453	131,369	117,657
Other debt	49,520	—	—	—	49,520	49,520
Total debt	856,551	1,250,095	131,801	501,318	2,739,765	2,622,786
(*) As reported in the interim condensed consolidated statement of financial position

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.
The following table presents information relating to the revolving securitization programs:

Program	Funding Limit (2)	Amount Outstanding at March 31, 2024	Amount Outstanding at December 31, 2023	Maturity Date
	($ million)
Retail (1)	975	977	977	December 2024
Leasing and retail (1)	400	337	312	November 2025
Total asset-backed financing (Securitizations)	1,375	1,314	1,289
_____________________________
(1)At March 31, 2024 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 70 basis points and the notes relating to the leasing securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)Excluding accrued interest.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €31,810 thousand at March 31, 2024 (€31,820 thousand at December 31, 2023).
Bonds and notes
2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. Following a cash tender offer, in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand and at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The repurchases were settled in July 2023. The amount outstanding of the 2025 Bond at March 31, 2024 was €455,064 thousand, including accrued interest of €1,686 thousand (€453,027 thousand, including accrued interest of €4,097 thousand at December 31, 2023).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity on an annual basis equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amount outstanding of the 2029 Notes at March 31, 2024 was €149,819 thousand, including accrued interest of €280 thousand (€150,218 thousand, including accrued interest of €700 thousand at December 31, 2023). The amount outstanding of the 2031 Notes at March 31, 2024 was €149,787 thousand, including accrued interest of €318 thousand (€150,246 thousand, including accrued interest of €794 thousand at December 31, 2023).

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at March 31, 2024 was €149,853 thousand, including accrued interest of €235 thousand (€150,182 thousand, including accrued interest of €587 thousand at December 31, 2023).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At March 31, 2024 and at December 31, 2023, Ferrari was in compliance with the covenants of the bonds and notes.

Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at March 31, 2024	Amount Outstanding at December 31, 2023	Maturity Date
	(€ thousand)
Ferrari N.V. (1)	EUR	105,945	130,224	January 2026
Ferrari N.V. (1)	EUR	75,635	—	January 2027
Ferrari N.V. (1)	EUR	66,701	75,040	March 2026
Ferrari Financial Services, Inc. (2)	USD	74,756	73,153	April 2024
Ferrari S.p.A. (3)	EUR	12,519	12,513	June 2024
Total borrowings from banks and other financial institutions		335,556	290,930
_____________________________
(1)Variable-rate term loans bearing an average interest rate of 4.606 percent as of March 31, 2024.
(2)Financial liabilities of FFS Inc. to support financial services activities bearing interest rate at SOFR plus 75 basis points.
(3)An amortized term loan bearing fixed interest rate at 0.118 percent.

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At March 31, 2024 lease liabilities amounted to €117,657 thousand (€73,047 thousand at December 31, 2023).
Other debt
Other debt mainly relates to US-based financial service activities with specific reference to expected cash out for new funding requests as per contractual commitment.

Committed credit lines
At March 31, 2024 and December 31, 2023, the Group had total committed credit lines available and undrawn amounting to €600 million and with maturities ranging from 2024 to 2026.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Advances and security deposits	534,325	516,096
Deferred income	440,224	295,683
Accrued expenses	85,428	100,305
Payables to personnel	49,568	44,880
Social security payables	33,086	25,857
Other	74,174	40,146
Total other liabilities	1,216,805	1,022,967
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €269,669 thousand at March 31, 2024 and €262,644 thousand at December 31, 2023, which are deferred and recognized as revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group, and which are generally recognized in net revenues within the following year. The increase in deferred revenue primarily relates to advances received for Formula 1 sponsorship agreements.
Advances and security deposits include advances received from customers for the purchase of Ferrari cars, mainly for Icona, limited edition and Special Series models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.

25. TRADE PAYABLES
    Trade payables of €902,324 thousand at March 31, 2024 (€930,560 thousand at December 31, 2023) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
26. FAIR VALUE MEASUREMENT
    IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2024 and at December 31, 2023:

		At March 31, 2024
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	12,026	—	—	12,026
Current financial assets	19	—	49,406	—	49,406
Total assets		12,026	49,406	—	61,432
Other financial liabilities	19	—	21,558		21,558
Total liabilities		—	21,558	—	21,558

		At December 31, 2023
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	11,982	—	—	11,982
Current financial assets	19	—	55,562	—	55,562
Total assets		11,982	55,562	—	67,544
Other financial liabilities	19	—	13,539	—	13,539
Total liabilities		—	13,539	—	13,539
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2024		At December 31, 2023
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,501,569	1,501,569	1,451,158	1,451,158

Debt	23	2,622,786	2,607,235	2,477,186	2,462,716

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:

Transactions with Stellantis Group companies

•transactions with Stellantis Group companies, mainly relating to a technical cooperations agreement with the aim to enhance the quality and competitiveness of their respective products while reducing costs and investments, to services provided by Stellantis Group companies, including human resources, payroll, tax and the procurement of insurance coverage, as well as to sponsorship revenues received;
•the sale of engines to Maserati S.p.A. (“Maserati”) and the purchase of engine components for the use in the production of Maserati engines from FCA US LLC. The contract with Maserati expired in December 2023 and residual sales are expected to occur throughout 2024.
Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank S.p.A. until April 1, 2023. Following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A., FCA Bank (which was renamed CA Auto Bank S.p.A.) is now fully owned by Crédit Agricole Consumer Finance S.A. and is no longer a related party of Ferrari.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the Interim Condensed Consolidated Income Statement are as follows:

	For the three months ended March 31,
	2024			2023
	Net revenues	Costs (1)	Financial expenses, net	Net revenues	Costs (1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	3,506	303	—	13,707	493	—
FCA US LLC	—	5	—	—	3,236	—
Other Stellantis Group companies	3,969	520	—	1,953	1,276	1,032
Total Stellantis Group companies	7,475	828	—	15,660	5,005	1,032
Exor Group companies (excluding the Stellantis Group)	21	561	—	19	315	—
Other related parties	375	3,927	4	380	3,761	—
Total transactions with related parties	7,871	5,316	4	16,059	9,081	1,032

Total for the Ferrari Group	1,584,629	912,929	1,806	1,429,006	831,565	4,267
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2024				At December 31, 2023
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	2,846	2,697	—	—	19,681	3,696	—	—
FCA US LLC	14	—	—	—	11	771	—	—
Other Stellantis Group companies	1,001	1,425	56	860	588	1,858	6	704
Total Stellantis Group companies	3,861	4,122	56	860	20,280	6,325	6	704
Exor Group companies (excluding the Stellantis Group)	19	314	194	199	—	392	214	218
Other related parties	85	2,779	613	628	118	2,726	—	51
Total transactions with related parties	3,965	7,215	863	1,687	20,398	9,443	220	973

Total for the Ferrari Group	364,842	902,324	203,657	1,216,805	261,380	930,560	130,228	1,022,967
At March 31, 2024 and at December 31, 2023 there were no financial assets or financial liabilities with related parties.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2024 and 2023, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities mainly relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended March 31,
	2024	2023
	(€ thousand)
Italy	104,166	106,648
Rest of EMEA	632,524	559,891
of which UK	151,572	136,361
of which Germany	136,542	109,019
Americas (1)	491,242	409,585
of which United States of America	419,347	385,270
Mainland China, Hong Kong and Taiwan	139,144	148,100
of which Mainland China	105,446	124,262
Rest of APAC (2)	217,553	204,782
Total net revenues	1,584,629	1,429,006
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €21,390 thousand and €16,874 thousand for the three months ended March 31, 2024 and 2023, respectively.

The Group had an average number of employees of 5,204 and 4,961 for the three months ended March 31, 2024 and 2023, respectively.

Depreciation amounted to €71,991 thousand and €68,562 thousand for the three months ended March 31, 2024 and 2023, respectively.

Amortization amounted to €90,813 thousand and €83,281 thousand for the three months ended March 31, 2024 and 2023, respectively.

29. CASH AND CASH EQUIVALENTS AND NOTES TO THE INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
The following table presents cash and cash equivalents:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Cash and bank balances	1,366,223	1,121,981
Cash and cash equivalents	1,366,223	1,121,981
At March 31, 2024, cash and cash equivalents included (i) €100,000 thousand relating to time deposits held with recognized international financial institutions, of which €50,000 thousand originated in January 2024 and matured in April 2024 and €50,000 thousand originated in February 2024 and matures in May 2024, and (ii) an investment in money market funds of €402,372 thousand with an AAAm rating. At December 31, 2023, cash and cash equivalents included

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
€50,000 thousand relating to a time deposit held with a recognized international financial institution, which originated in November 2023 and matured in February 2024 and an investment in money market funds of €50,069 thousand with an AAAm rating. At both March 31, 2024 and December 31, 2023, the remaining cash and bank balances were held in bank current accounts.
The following table presents information relating to the short term credit rating of the Group’s cash and cash equivalents:

	At March 31, 2024	At December 31, 2023
	(€ thousand)
P-1 / A-1 / Aaa-mf / AAAm (1)	30%	6%
P-2 / A-2	64%	92%
P-3 / A-3 / Not rated	6%	2%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

At March 31, 2024, 83 percent of the Group’s cash and cash equivalents were denominated in Euro (80 percent at December 31, 2023). Cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe.
The following table sets forth an analysis of the currencies in which the Group’s cash and cash equivalents were denominated at March 31, 2024 and December 31, 2023.

	At March 31, 2024	At December 31, 2023
	(€ thousand)
Euro	1,133,816	894,509
Chinese Yuan	101,069	80,716
U.S. Dollar	84,266	96,663
Japanese Yen	17,643	5,203
Other currencies	29,429	44,890
Total	1,366,223	1,121,981
Cash held in certain countries may be subject to transfer restrictions. In particular, cash held in China (including cash held in currencies other than the Chinese Yuan), which amounted to €101,883 thousand at March 31, 2024 (€81,337 thousand at December 31, 2023), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have an adverse impact on its ability to meet our liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €31,810 thousand at March 31, 2024 (€31,820 thousand at December 31, 2023).
For information relating to the credit risk with respect to cash and cash equivalents, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the 2023 Annual Consolidated Financial Statements.

Notes to the consolidated statement of cash flows
Starting from the year ended December 31, 2023, the Company also disaggregates proceeds and repayments of debt (securitizations, banks and other financial institutions, other debt) in the consolidated statement of cash flows, as already

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
reported in the related debt note disclosures. This information was previously presented on a net basis in the consolidated statement of cash flows and on a gross basis in the related debt note disclosures.
Other non-cash expenses, net primarily includes equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows relating to debt, see Note 23 “Debt”.
30. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through May 7, 2024, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

At the Annual General Meeting held on April 17, 2024, the Shareholders of the Company approved, among others, a dividend in cash of €2.443 per outstanding common share, totaling approximately €440 million, as recommended by the Company’s Board of Directors on February 22, 2024. The dividend was then paid on May 3, 2024.

Under the common share repurchase program, from April 1, 2024 to May 3, 2024 the Company purchased an additional 101,349 common shares for total consideration of €39.5 million. At May 3, 2024 the Company held in treasury an aggregate of 13,885,346 common shares.

On April 24, 2024, Ferrari and HP Inc. announced a multi-year title partnership featuring a shared commitment to advance sustainable innovation and accelerate purposeful technology across the Scuderia Ferrari Formula 1 team, the Scuderia Ferrari Esports team and the Scuderia Ferrari Driver Academy. The HP logo made its debut on the Maranello F1 cars ahead of the Miami Grand Prix held on May 3-5, 2024, when the team started competing as Scuderia Ferrari HP.